Exhibit 99.2

ArcelorMittal reports third quarter 2022 results

On November 10, 2022 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, announced results1,2 for the three-month (“3Q”) and nine-month (“9M”) periods ended September 30, 2022.

Key highlights:

•	Health and safety performance: Protecting the health and well-being of employees remains the Company’s overarching priority; LTIF rate[3] of 0.54x in 3Q 2022 as compared to 0.67x in 2Q 2022

•

Steel spread compression and seasonally lower shipments: 3Q 2022 was impacted by a negative price-cost effect, energy costs headwinds and a 5.6% sequential decrease in steel shipments to 13.6 Mt (-7.1% lower vs. 3Q 2021). Steel shipments remain broadly stable year-on-year excluding ArcelorMittal Kryvyi Rih which is impacted by the ongoing war in Ukraine

•	Operating income: $1.7 billion in 3Q 2022 (vs. $4.5 billion in 2Q 2022); 9M 2022 operating income of $10.6 billion (vs. $12.4 billion in 9M 2021)

•	Net income: $1.0 billion in 3Q 2022 (vs. $3.9 billion in 2Q 2022); 9M 2022 net income of $9.0 billion (vs. $10.9 billion net income in 9M 2021)

•

Share repurchases driving enhanced value: Company repurchased a further 31 million shares during the quarter (96.2 million in 9M 2022); diluted share count 873 million at end of September 30, 2022 (vs. 1,224 million at end of September 30, 202018); 3Q 2022 basic EPS of $1.11/share; 9M 2022 basic EPS of $9.76/share vs $9.52/share for 9M 2021 benefiting from lower share count

•

Further cash generation: $2.0 billion net cash provided by operating activities; capital expenditures of $0.8 billion, dividends paid to non-controlling shareholders of $0.1 billion), working capital release expected in 4Q 2022

•

Financial strength: Long-term debt and short-term debt (“gross debt”) of $9.0 billion at the end of September 2022, compared to gross debt of $8.8 billion and $8.4 billion as of June 30, 2022 and December 31, 2021, respectively; cash and cash equivalents of $5.1 billion as of September 30, 2022, compared to $4.6 billion and $4.4 billion as of June 30, 2022 and December 31, 2021, respectively; long-term debt and short-term debt less cash and cash equivalents and restricted cash and other restricted funds (“net debt”) of $4.0 billion as of September 30, 2022, compared to $4.2 billion and $4.0 billion as of June 30, 2022 and December 31, 2021, respectively.

Strategic update:

•	Decarbonization leadership: ArcelorMittal breaks ground on first transformational low-carbon emissions steelmaking project in Dofasco (Canada)[17]

•

Strategic growth: AMNS India announced its strategy to capture growth, expand its market share and play a leading role in the development of the Indian steel industry. Expansion of the Hazira plant to a ~15Mt capacity by early 2026 is underway including automotive downstream and enhancements to iron ore operations, with capital expenditures of approximately $7.4 billion

•

Consistently returning capital: As at September 30, 2022, the Company had completed approximately 50% (i.e. ~31 million shares or ~$0.7bn) of the previously announced share buy-back program which totaled 60 million shares, with the balance to be completed by the end of May 2023

Financial highlights (on the basis of IFRS1,2):

(USDm) unless otherwise shown	3Q 22	2Q 22	3Q 21	9M 22	9M 21

Sales	18,975	22,142	20,229	62,953	55,765

Operating income	1,651	4,494	5,345	10,578	12,418

Net income attributable to equity holders of the parent	993	3,923	4,621	9,041	10,911

Basic earnings per common share (US$)	1.11	4.25	4.17	9.76	9.52

Operating income/ tonne (US$/t)	122	313	366	244	263

Crude steel production (Mt)	14.9	14.6	17.2	45.8	52.6

Steel shipments (Mt)	13.6	14.4	14.6	43.3	47.2

Total group iron ore production (Mt)	10.6	12.0	13.0	34.6	37.5

Iron ore production (Mt) (AMMC and Liberia only)	6.9	7.3	6.8	21.1	19.0

Iron ore shipment (Mt) (AMMC and Liberia only)	6.9	7.5	6.9	21.1	18.9

Number of shares outstanding (issued shares less treasury shares) (millions)	816	847	971	816	971

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“The strong market conditions enjoyed for much of the past two years deteriorated in the third quarter as seasonally lower shipments, a reduction in exceptional price levels, destocking and higher energy costs combined to put profits under pressure. The business responded quickly to the changing environment, cutting higher cost capacity to manage addressable demand and reduce fixed costs, and reducing European gas consumption by 30%.

The group’s decarbonization goals remain a central part of the strategy, with a key development being the ground breaking last month in Ontario, Canada, for a new DRI-EAF plant, which is hydrogen ready. This is an important milestone in our decarbonization roadmap and has been achieved thanks to support from both the regional and federal governments. With COP27 underway we hope for progress on measures that can accelerate the road to net zero, including the scaling up of renewable energy, critical for both the decarbonization of steel and enhanced energy security.

The short-term outlook for the industry remains uncertain and caution is appropriate. But, ArcelorMittal has the strength, resilience and experience to face the future with confidence. Supported by a strong balance sheet, we will continue to focus on executing our strategy, designed to ensure our long-term sector leadership, as well as deliver sustainable investor returns.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate16

Protecting the health and wellbeing of employees is the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines (in respect of COVID-19), and specific government guidelines have been followed and implemented.

Health and safety performance based on own personnel and contractors lost time injury frequency (“LTIF”) rate was 0.54x in the third quarter of 2022 (“3Q 2022”) as compared to 0.67x in the second quarter of 2022 (“2Q 2022) and 0.76x in the third quarter of 20213 (“3Q 2021”). Health and safety performance in the first nine months of 2022 (“9M 2022”) was 0.63x as compared to 0.80x in the first nine months of 2021 (“9M 2021”).

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	3Q 22	2Q 22	3Q 21	9M 22	9M 21

NAFTA	0.27	0.28	0.48	0.27	0.45

Brazil	0.05	0.14	0.10	0.09	0.17

Europe	1.03	0.99	1.38	1.05	1.23

ACIS	0.50	0.81	0.80	0.63	0.94

Mining	0.30	0.30	—	0.92	0.44

Total	0.54	0.67	0.76	0.63	0.80

Sustainable development highlights – leading the decarbonization of the steel industry:

•

On November 3, 2022, ArcelorMittal announced it has invested $25 million in nuclear innovation company TerraPower through its XCarb® innovation fund[8]. The investment is part of an $830 million equity raise TerraPower has concluded, which is the largest private raise among advanced nuclear companies. TerraPower, which was founded by Bill Gates in 2008, entered the nuclear energy arena because the company’s founders saw clean energy as the pathway to lift billions out of poverty. It has spent the last decade investing in and developing ground-breaking nuclear technologies.

Its flagship technology is Natrium™, which features a cost-competitive sodium fast reactor combined with a molten salt energy storage system. This combination will provide clean, flexible energy and integrate seamlessly into power grids with high penetrations of renewables. TerraPower is experiencing significant growth, and is currently building its first Natrium™ reactor, a TerraPower and GE Hitachi technology, as part of the U.S. Department of Energy’s Advanced Reactor Demonstration Program (ARDP). The facility, being constructed near the site of a retiring coal plant in Kemmerer, Wyoming, will feature a 345 MWe sodium fast reactor alongside an energy storage system that can boost output to 500 MWe during peak demand. Large scale, first-of-a-kind, energy generation projects like the Natrium™ project take years to come to fruition, and TerraPower is targeting an in-service date for the project within this decade.

•

On October 13, 2022, ArcelorMittal together with the governments of Canada and Ontario, broke ground on its CAD$1.8 billion investment decarbonization project at the ArcelorMittal Dofasco plant in Hamilton, Ontario, Canada. The governments of Canada and Ontario having committed CAD$400 million and CAD$500 million respectively to the overall project cost. The project will fundamentally change the way steel is made at ArcelorMittal Dofasco, transitioning the site to direct reduced iron-electric arc furnace steelmaking, which carries a considerably lower carbon footprint and removes coal from the ironmaking process. The new 2.5Mt capacity DRI furnace will initially operate on natural gas but will be constructed ‘hydrogen ready’ so it can transition to green hydrogen when a sufficient and cost-effective supply becomes available.[17]

•

On October 4, 2022, ArcelorMittal announced it has invested a further $17.5 million in Form Energy Inc. via its XCarb® innovation fund. This is the second investment ArcelorMittal has made in the company, following its initial investment of $25 million announced in July 2021. Form Energy is developing, manufacturing, and commercializing a new class of cost-effective, multi-day energy storage systems that will enable a reliable and fully renewable electric grid year-round.

•

On September 22, 2022, ArcelorMittal announced that ArcelorMittal Poland had received ResponsibleSteel™ certification, following a successful audit carried out by DNV Poland which confirmed that the business fulfils the criteria required to earn certification against the ResponsibleSteel Standard. ArcelorMittal Poland is the first cluster of sites to be certified in Eastern Europe by ResponsibleSteel, the industry’s first global multi-stakeholder standard and certification initiative.

Analysis of results for 3Q 2022 versus 2Q 2022 and 3Q 2021

Total steel shipments in 3Q 2022 were 13.6Mt, -5.6% lower as compared with 14.4Mt in 2Q 2022, largely reflecting weaker demand and seasonality in Europe (-11.1%), Brazil (-5.5%) mainly due to lower exports, NAFTA (-4.6%) offset in part by higher shipments in ACIS +37.6%.

3Q 2022 steel shipments were -7.1% lower as compared with 14.6Mt in 3Q 2021, largely reflecting weaker demand in Europe (-6.2%) and the war in Ukraine (-29.2%) offset in part by NAFTA (+2.6%). Excluding the impact of Ukraine, steel shipments in 3Q 2022 declined by -1.0% as compared to 3Q 2021 with declines in Europe -6.3%, offset by ACIS +17.0%, NAFTA +2.5% and Brazil +0.3%.

Sales in 3Q 2022 were $19.0 billion as compared to $22.1 billion for 2Q 2022 and $20.2 billion for 3Q 2021. As compared to 2Q 2022, the -14.3% decrease in sales was primarily due to lower average steel selling prices (-11.3%), lower steel shipment volumes and lower iron ore reference prices (-24.8%). Sales in 3Q 2022 were -6.2% lower as compared to 3Q 2021 primarily due to lower steel shipments (-7.1%) and lower iron ore reference prices (-36.5%).

Depreciation for 3Q 2022 was $628 million as compared to $669 million for 2Q 2022 and $590 million in 3Q 2021. Depreciation was lower in 3Q 2022 than 2Q 2022 primarily due to foreign exchange impacts.

Operating income for 3Q 2022 was $1.7 billion as compared to $4.5 billion in 2Q 2022 and $5.3 billion for 3Q 2021, reflecting negative price-cost effects, lower volumes, higher energy costs and impacted in 3Q 2022 by $0.5 billion of non-cash inventory related charges to reflect the net realizable value of inventory under IFRS with declining market prices in Europe and partially offset by a $0.1 billion purchase gain on the acquisition of a Hot Briquetted Iron (‘HBI’) plant in Texas, and in 3Q 2021 by $123 million related to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil.

Income from associates, joint ventures and other investments9 for 3Q 2022 was $59 million as compared to $578 million for 2Q 2022 and $778 million in 3Q 2021. 3Q 2022 includes lower contribution from AMNS Calvert5 impacted by a negative price-cost effect and with lagged cost of slab inventory that does not reflect prevailing slab market prices, AMNS India4 (negative price-cost effects) and European investees impacted by negative price-cost effects. 2Q 2022 income from associates, joint ventures and other investments included $0.1 billion income for Acciaierie d’Italia arising from recognition of a deferred tax asset.

Net interest expense (interest expense less interest income) in 3Q 2022 was $37 million as compared to $53 million in 2Q 2022 and lower than $62 million in 3Q 2021, reflecting higher gains from interest income.

Foreign exchange and other net financing losses (revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit and long-term liabilities, revaluation of derivative instruments and other charges that cannot be directly linked to operating results)) in 3Q 2022 were $247 million as compared to losses of $183 million in 2Q 2022 and $339 million in 3Q 2021. 3Q 2022 includes foreign exchange loss of $108 million compared to $152 million in 2Q 2022 and a gain of $22 million in 3Q 2021.

ArcelorMittal recorded an income tax expense of $371 million (including deferred tax benefit of $23 million) in 3Q 2022, lower as compared to an income tax expense of $826 million (including deferred tax benefit of $74 million) in 2Q 2022 due to lower taxable results. Income tax expense in 3Q 2021 was $882 million (including deferred tax benefit of $56 million).

ArcelorMittal recorded a net income attributable to equity holders of the parent for 3Q 2022 of $993 million as compared to $3,923 million for 2Q 2022, and $4,621 million for 3Q 2021. ArcelorMittal’s basic earnings per common share for 3Q 2022 was lower at $1.11 as compared to $4.25 in 2Q 2022 and $4.17 in 3Q 2021.

Analysis of segment operations2, 11

NAFTA

(USDm) unless otherwise shown	3Q 22	2Q 22	3Q 21	9M 22	9M 21

Sales	3,438	3,653	3,423	10,851	9,201

Operating income	616	817	925	2,487	1,861

Depreciation	(114)	(93)	(70)	(300)	(212)

Crude steel production (kt)	2,126	2,043	1,994	6,246	6,441

Steel shipments * (kt)	2,339	2,453	2,280	7,248	7,381

Average steel selling price (US$/t)	1,191	1,317	1,303	1,278	1,064

* NAFTA steel shipments include shipments sourced by NAFTA from Group subsidiaries and sold to the Calvert JV that are eliminated on consolidation.

NAFTA segment crude steel production increased by +4.1% to 2.1Mt in 3Q 2022, as compared to 2.0Mt in 2Q 2022 (which had been negatively impacted by labour actions in Mexico and maintenance in Canada). Crude steel production in 3Q 2022 increased by +6.6% as compared to 3Q 2021 which had been impacted by operational disruptions (including the impact of hurricane Ida) in Mexico.

Steel shipments in 3Q 2022 decreased -4.6% to 2.3Mt, as compared to 2.5Mt in 2Q 2022 due to weaker demand, and increased by +2.6% as compared to 3Q 2021 which had been impacted by the factors discussed above.

Sales in 3Q 2022 decreased by -5.9% to $3.4 billion, as compared to $3.7 billion in 2Q 2022 primarily on account of lower average steel selling prices (-9.6%) and lower steel shipment volumes, partly offset by the scope effect of ArcelorMittal Texas HBI (consolidated as from June 30, 2022). Sales were stable in 3Q 2022 as compared to 3Q 2021 at $3.4 billion primarily on account of lower average steel selling prices (-8.6%) offset by higher steel shipment volumes (+2.6%) and the scope effect of ArcelorMittal Texas HBI.

Operating income in 3Q 2022 declined -24.5% to $616 million as compared to $817 million in 2Q 2022 and -33.4% lower as compared to $925 million in 3Q 2021. Operating income for 3Q 2022 included $0.1 billion from the purchase gain on the acquisition of the HBI plant in Texas. Operating income in 3Q 2022 was lower compared to 2Q 2022, primarily due to a negative price-cost effect and the impact of lower steel shipments. The newly acquired HBI plant in Texas contributed $10 million in operating income during 3Q 2022. 2Q 2022 was impacted negatively by $0.1 billion from labor action in Mexico. Operating income in 3Q 2022 was lower as compared to 3Q 2021 mainly due to a negative price-cost effect.

Brazil14

(USDm) unless otherwise shown	3Q 22	2Q 22	3Q 21	9M 22	9M 21

Sales	3,486	3,986	3,606	10,838	9,404

Operating income	598	1,201	1,164	2,473	2,906

Depreciation	(57)	(71)	(59)	(186)	(168)

Crude steel production (kt)	2,969	3,085	3,112	9,094	9,296

Steel shipments (kt)	2,837	3,003	2,829	8,877	8,661

Average steel selling price (US$/t)	1,137	1,234	1,196	1,137	1,023

Brazil segment crude steel production decreased by -3.8% to 3.0Mt in 3Q 2022 as compared to 3.1Mt in 2Q 2022 and -4.6% as compared to 3Q 2021.

Steel shipments of 2.8Mt in 3Q 2022 were -5.5% lower as compared to 3.0Mt at 2Q 2022, primarily due to lower exports, but stable as compared to 3Q 2021.

Sales in 3Q 2022 decreased by -12.5% to $3.5 billion as compared to $4.0 billion in 2Q 2022, primarily due to -7.8% decrease in average steel selling prices. Sales in 3Q 2022 were -3.3% lower than $3.6 billion at 3Q 2021 primarily on account of lower average steel selling prices (-4.9%).

Operating income in 3Q 2022 of $598 million was lower as compared to $1,201 million in 2Q 2022 and $1,164 million in 3Q 2021. Operating income in 3Q 2021 was impacted by charges of $123 million related to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil. Operating income in 3Q 2022 decreased by -50.2% compared to 2Q 2022, primarily due to a negative price-cost effect, lower steel shipments and negative forex translation impact ($0.1 billion) while 2Q 2022 also benefited from a gain of $0.2 billion related to Pis/Cofins tax credits from prior years for scrap purchases15. Operating income in 3Q 2022 was -48.6% lower than in 3Q 2021 primarily due to negative price-cost effect.

Europe

(USDm) unless otherwise shown	3Q 22	2Q 22	3Q 21	9M 22	9M 21

Sales	10,694	13,449	11,228	37,186	31,255

Operating income	158	2,063	1,925	4,302	3,786

Depreciation	(300)	(326)	(284)	(952)	(899)

Crude steel production (kt)	7,998	8,261	9,091	24,948	28,174

Steel shipments (kt)	7,079	7,967	7,551	23,380	24,857

Average steel selling price (US$/t)	1,150	1,292	1,098	1,222	945

Europe segment crude steel production declined by -3.2% to 8.0Mt in 3Q 2022 as compared to 8.3Mt in 2Q 2022. Production was -12.0% lower as compared to 9.1Mt in 3Q 2021 given significantly lower apparent demand and curtailed production in light of higher energy prices. Given the weaker macroeconomic conditions and order book, high energy and carbon costs and rising imports, the Company announced further, more significant, production curtailments commencing in 4Q 2022 (in France, Spain, Germany and Poland)19 to bring supply in line with addressable demand.

Steel shipments declined by -11.1% to 7.1Mt in 3Q 2022 as compared to 8.0Mt in 2Q 2022 due to seasonality and lower demand. Shipments declined by -6.2% as compared to 7.6Mt in 3Q 2021 primarily due to weaker apparent demand.

Sales in 3Q 2022 decreased by -20.5% to $10.7 billion, as compared to $13.4 billion in 2Q 2022, due to a -11.1% reduction in steel shipments and -11.0% lower average selling prices (including a -5.5% negative forex translation impact). Sales declined by -4.8% as compared to 3Q 2021 primarily due to lower steel shipments offset in part by higher average steel selling prices (+4.7%).

Operating income in 3Q 2022 significantly declined to $158 million as compared to $2,063 million in 2Q 2022 and lower than $1,925 million in 3Q 2021. Operating income in 3Q 2022 was impacted by non-cash inventory charges of $473 million, reflecting the net realizable value of inventory under IFRS with declining market prices. Operating income in 3Q 2022 declined significantly compared to 2Q 2022, due to the impacts of lower steel shipments, negative price-cost effect, higher energy costs (approximately $0.3 billion higher compared to 2Q 2022, with higher market prices partially offset by hedges in place) and negative forex translation impact ($0.1 billion).

ACIS13

(USDm) unless otherwise shown	3Q 22	2Q 22	3Q 21	9M 22	9M 21
Sales	1,569	1,484	2,419	5,139	7,315

Operating (loss) / income	(55)	43	808	268	2,266

Depreciation	(93)	(106)	(112)	(304)	(332)

Crude steel production (kt)	1,842	1,261	3,014	5,555	8,672

Steel shipments (kt)	1,675	1,218	2,367	4,964	7,763

Average steel selling price (US$/t)	773	925	864	845	770

ACIS segment crude steel production in 3Q 2022 was +46.0% higher at 1.8Mt as compared to 1.3Mt in 2Q 2022 primarily due to the recovery in South Africa following the impact from a 2-week labour action and logistic issues in the prior quarter. Crude steel production in 3Q 2022 was -38.9% below 3.0Mt in 3Q 2021 primarily due to lower steel production in Ukraine due to the ongoing war.

One of the three blast furnaces in Ukraine, blast furnace No.6 which is approximately 20% of Kryvyi Rih capacity, was restarted on April 11, 2022. During 3Q 2022, iron ore production was temporarily suspended due to weaker demand and logistic constraints (versus ~55% capacity rate in 2Q 2022) and has restarted in early October 2022 at ~25% level.

Steel shipments in 3Q 2022 increased by +37.6% to 1.7Mt as compared to 1.2Mt in 2Q 2022 primarily due to higher exports from Kazakhstan. Shipments were -29.2% lower as compared to 2.4Mt in 3Q 2021, primarily in Ukraine due the ongoing war.

Sales in 3Q 2022 increased by +5.7% to $1.6 billion as compared to $1.5 billion in 2Q 2022, primarily due to higher steel shipments, offset in part by -16.5% lower average steel selling prices.

Operating loss in 3Q 2022 of $55 million compared to an operating income of $43 million in 2Q 2022 and $808 million in 3Q 2021. Operating loss in 3Q 2022 reflected a decline compared to 2Q 2022, primarily due to lower average steel selling prices (-16.5%) offset in part by higher steel shipments. 2Q 2022 had also been impacted by higher costs including labour action and logistic issues in ArcelorMittal South Africa ($0.1 billion). Operating loss in 3Q 2022 reflected a significant decline compared to 3Q 2021 due to lower steel shipments (-29.2%) and lower average steel selling prices (-10.5%).

Mining

(USDm) unless otherwise shown	3Q 22	2Q 22	3Q 21	9M 22	9M 21

Sales	742	1,005	1,153	2,680	3,221

Operating income	254	463	741	1,228	2,028

Depreciation	(57)	(64)	(56)	(177)	(171)

Iron ore production (Mt)	6.9	7.3	6.8	21.1	19.0

Iron ore shipment (Mt)	6.9	7.5	6.9	21.1	18.9

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Iron ore production decreased in 3Q 2022 by -5.3% to 6.9Mt as compared to 7.3Mt in 2Q 2022, but marginally higher than 6.8Mt in 3Q 2021. Lower production in 3Q 2022 as compared to 2Q 2022 was primarily due to lower production in AMMC6 mainly due to impacts of exceptionally heavy rains in September 2022.

Iron ore shipments decreased in 3Q 2022 by -8.4% to 6.9Mt as compared to 7.5Mt in 2Q 2022, primarily driven by the impact of lower production on shipments at AMMC. 3Q 2022 iron ore shipments were stable as compared to 3Q 2021.

Operating income in 3Q 2022 was $254 million as compared to $463 million in 2Q 2022 and $741 million in 3Q 2021. Operating income in 3Q 2022 decreased -45.1% as compared to 2Q 2022, largely reflecting the effect of lower iron ore reference prices (-24.8%), lower quality premia and lower shipments (-8.4%), offset in part by lower freight costs. Operating income in 3Q 2022 was -65.7% lower as compared to 3Q 2021, primarily due to lower iron ore reference prices (-36.5%) and lower quality premia.

Joint ventures

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers the Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

Calvert5

(USDm) unless otherwise shown	3Q 22	2Q 22	3Q 21	9M 22	9M 21

Production (100% basis) (kt)*	1,055	1,127	1,239	3,306	3,734

Steel shipments (100% basis) (kt)**	1,030	1,123	1,203	3,324	3,495

* Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.

** Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.

Calvert’s hot strip mill (“HSM”) production during 3Q 2022 decreased by -6.4% to 1.1Mt, as compared to 2Q 2022 and by -14.9% as compared to 1.2Mt in 3Q 2021.

Steel shipments in 3Q 2022 were -8.3% below 2Q 2022 due to weaker demand.

Calvert’s results during 3Q 2022 were significantly lower than in 2Q 2022 primarily due to negative price-cost effect resulting from the decline in sales prices for non-contract volumes while cost continues to be impacted by the lagged cost of slabs and inventory that does not reflect the prevailing market prices.

AMNS India4

(USDm) unless otherwise shown	3Q 22	2Q 22	3Q 21	9M 22	9M 21

Crude steel production (100% basis) (kt)	1,663	1,668	1,891	5,061	5,546

Steel shipments (100% basis) (kt)	1,634	1,511	1,765	4,877	5,191

Crude steel production in 3Q 2022 was stable at 1.7Mt as compared to 2Q 2022 but -12.1% lower as compared to 1.9Mt in 3Q 2021 on account of maintenance.

Steel shipments in 3Q 2022 increased by +8.2% to 1.6Mt as compared to 1.5Mt in 2Q 2022 but lower as compared to 1.8Mt in 3Q 2021.

AMNS India’s results during 3Q 2022 were lower compared to 2Q 2022, due to lower selling prices, higher coal costs and lower pellet sales contribution (following the introduction of the export duty during the prior quarter) offset in part by higher steel shipments.

Liquidity and Capital Resources

Net cash provided by operating activities for 3Q 2022 was $1,981 million as compared to $2,554 million in 2Q 2022 and $2,442 million in 3Q 2021. Net cash provided by operating activities in 3Q 2022 includes a working capital investment of $580 million including an outflow of $2,472 million for trade payables partly offset by inflows of $916 million and $976 million for inventories and trade accounts receivable, respectively, as compared to investments of $1,008 million in 2Q 2022 including an outflow of $2,481 million for inventories partly offset by inflows of $169 million and $1,304 million for trade accounts receivable and trade payables, respectively, and $2,896 million in 3Q 2021 including outflows of $3,167 million and $187 million for inventories and trade accounts receivable, respectively, partly offset by an inflow of $458 million for trade payables. 3Q 2022 working capital requirements were driven primarily by the lagged effects of higher raw material costs and higher energy costs on steel inventories. Based on current market conditions, the Company expects a working capital release in 4Q 2022.

Capital expenditures in 3Q 2022 amounted to $784 million compared with $655 million in 2Q 2022 and $675 million in 3Q 2021. Full year 2022 capital expenditures guidance has been reduced to $3.5 billion (from $4.2 billion previous guidance) implying 4Q 2022 capital expenditures of ~$1.5 billion. The reduction in capital expenditures guidance reflects some moderate delays to certain strategic and decarbonization spending plans due to project mobilization/contractors but these are now accelerating. There has also been a $0.2 billion reduction from foreign exchange effects relative to initial 2022 budget. Sustaining capital expenditures are expected to increase in 4Q 2022 (although the full year 2022 amount is lower than previous guidance) as the Company capitalizes on a period of lower production and prepares for anticipated future stronger apparent demand. Full year 2023 capital expenditure plans and guidance will be provided at full year 2022 results in February 2023, but second half 2022 run rate levels are a good base-line for full year 2023. Given the previously announced strategic pipeline ($3.65 billion for 3 years) the Company expects strategic projects capital expenditures in 2023 to be higher than full year 2022 ($0.7 billion). Decarbonization capital expenditure spending is expected to accelerate in full year 2023 versus the $0.2 billion in full year 2022.12

Net cash used in other investing activities in 3Q 2022 was $19 million mainly related to investment in Form Energy Inc. (through the XCarbTM innovation fund), as compared to $886 million in 2Q 2022 (primarily related to the acquisition of the HBI plant, Texas). Net cash provided by other investing activities in 3Q 2021 of $1,184 million included a cash inflow primarily related to the redemption of preferred shares of Cleveland Cliffs.

Net cash used in financing activities in 3Q 2022 was $219 million as compared to $1,651 million in 2Q 2022 and $2,740 million in 3Q 2021. In 3Q 2022, ArcelorMittal raised a €600 million 4 year note which was offset by the repurchase of 31 million shares for a total value of $712 million (of which $649 million was paid by the end of September 2022 and $63 million settled in early October 2022) and paid dividends to non-controlling shareholders of $124 million mainly paid to non-controlling shareholders of AMMC.

Gross debt increased to $9.0 billion as of September 30, 2022, as compared to $8.8 billion as of June 30, 2022, and $8.4 billion as of December 31, 2021. Net debt decreased by $0.3 billion to $3.9 billion as of September 30, 2022, as compared to $4.2 billion as of June 30, 2022, and decreased by $0.1 billion from $4.0 billion as of December 31, 2021.

As of September 30, 2022, and June 30, 2022, the Company had cash and cash equivalents of $5.1 billion and $4.6 billion, respectively, and $5.5 billion of available credit lines7. As of September 30, 2022, the average debt maturity was 5.5 years.

Capital return

Following the completion of its previously announced share buyback plans (totaling 65.1 million shares in 1H 2022), the Company announced a new share buyback program on July 29, 2022 to purchase a further 60 million shares by the end of May 2023. This is the maximum shares purchasable under current shareholder authorization. Pursuant to this program, the Company repurchased ~31 million shares at a cost of $0.7 billion during the third quarter of 2022.

Outlook

The Company has adapted its capacity for 4Q 2022 to address the weak apparent demand environment and higher energy costs, particularly in Europe. Apparent demand conditions are expected to improve once the current destocking phase reaches maturity. The Company is adapting its cost base during this period of low capacity utilization, optimizing energy consumption and reducing fixed costs of unproductive capacity. At current spot levels, variable costs per tonne (raw materials and energy) are expected to decline in the 4Q 2022, but less than revenue per tonne. Working capital is believed to have peaked, and the unwind expected from 4Q 2022 and into 2023 is expected to support net cash provided by operating activities.

The Company expects to mitigate some of the fixed costs of idled capacity during 4Q 2022, i.e., utilize economic unemployment support from governments; reduced working hours etc.

Based on the slowing real demand outlook and supply chain destocking, ArcelorMittal expects the following demand by key region:

•

In the US, real consumption in 2022 is expected to grow, but a greater impact than previously expected from destocking (particularly in the second half of the year) is forecast to lead to a slight contraction of apparent consumption by up to -1%;

•

In Europe, inflation headwinds are leading to slower (but still positive) real consumption growth in 2022, however the impact of destocking is significant (particularly in the second half of the year) and expected to lead to a contraction of apparent consumption by up to -7.0%;

•

In Brazil, demand is in line with previous expectations, with a slight contraction in real consumption and a significant reduction in inventory forecast (following destocking) to lead to a contraction in apparent consumption by -10% or more;

•	In India, apparent consumption in 2022 is forecast to grow between +7.5% to +8.5%, which is at the upper end of our previous expectations;

•	In the CIS region (which includes Commonwealth of Independent States and Ukraine), we forecast ASC to contract by up to -7.0%; and

•	In China, the ongoing economic weakness caused by COVID-19 restrictions and the weak construction sector are forecast to lead to a decline in apparent demand of approximately -3.5%.

ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Sept 30, 2022	Jun 30, 2022	Dec 31, 2021

ASSETS

Cash and cash equivalents	5,067	4,565	4,371

Trade accounts receivable and other	4,677	5,931	5,143

Inventories	20,566	23,303	19,858

Prepaid expenses and other current assets	6,114	7,189	5,567

Total Current Assets	36,424	40,988	34,939

Goodwill and intangible assets	4,035	4,307	4,425

Property, plant and equipment	28,515	29,542	30,075

Investments in associates and joint ventures	10,742	10,992	10,319

Deferred tax assets	8,033	7,974	8,147

Other assets[10]	3,467	3,223	2,607

Total Assets	91,216	97,026	90,512

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term debt and current portion of long-term debt	2,580	2,719	1,913

Trade accounts payable and other	13,384	16,736	15,093

Accrued expenses and other current liabilities	6,556	6,514	7,161

Total Current Liabilities	22,520	25,969	24,167

Long-term debt, net of current portion	6,414	6,069	6,488

Deferred tax liabilities	2,394	2,489	2,369

Other long-term liabilities	5,971	6,053	6,144

Total Liabilities	37,299	40,580	39,168

Equity attributable to the equity holders of the parent	51,563	53,992	49,106

Non-controlling interests	2,354	2,454	2,238

Total Equity	53,917	56,446	51,344

Total Liabilities and Shareholders’ Equity	91,216	97,026	90,512

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sept 30, 2022	Jun 30, 2022	Sept 30, 2021	Sept 30, 2022	Sept 30, 2021

Sales	18,975	22,142	20,229	62,953	55,765

Depreciation	(628)	(669)	(590)	(1,944)	(1,811)

Operating income	1,651	4,494	5,345	10,578	12,418

Operating margin %	8.7%	20.3%	26.4%	16.8%	22.3%

Income from associates, joint ventures and other investments	59	578	778	1,196	1,821

Net interest expense	(37)	(53)	(62)	(141)	(229)

Foreign exchange and other net financing (loss)	(247)	(183)	(339)	(570)	(766)

Income before taxes and non-controlling interests	1,426	4,836	5,722	11,063	13,244

Current tax expense	(394)	(900)	(938)	(1,989)	(2,275)

Deferred tax benefit	23	74	56	237	447

Income tax expense (net)	(371)	(826)	(882)	(1,752)	(1,828)

Income including non-controlling interests	1,055	4,010	4,840	9,311	11,416

Non-controlling interests income	(62)	(87)	(219)	(270)	(505)

Net income attributable to equity holders of the parent	993	3,923	4,621	9,041	10,911

Basic earnings per common share ($)	1.11	4.25	4.17	9.76	9.52

Diluted earnings per common share ($)	1.11	4.24	4.16	9.73	9.49

Weighted average common shares outstanding (in millions)	892	924	1,109	926	1,147

Diluted weighted average common shares outstanding (in millions)	895	926	1,112	929	1,150

OTHER INFORMATION

Total group iron ore production (Mt)	10.6	12.0	13.0	34.6	37.5

Crude steel production (Mt)	14.9	14.6	17.2	45.8	52.6

Steel shipments (Mt)	13.6	14.4	14.6	43.3	47.2

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Nine months ended
In millions of U.S. dollars	Sept 30, 2022	Jun 30, 2022	Sept 30, 2021	Sept 30, 2022	Sept 30, 2021

Operating activities:

Income attributable to equity holders of the parent	993	3,923	4,621	9,041	10,911

Adjustments to reconcile net income to net cash provided by operations:

Non-controlling interests income	62	87	219	270	505

Depreciation	628	669	590	1,944	1,811

Income from associates, joint ventures and other investments	(59)	(578)	(778)	(1,196)	(1,821)

Deferred tax benefit	(23)	(74)	(56)	(237)	(447)

Change in trade accounts receivable (A)	976	169	(187)	48	(2,831)

Change in inventories (B)	916	(2,481)	(3,167)	(3,735)	(7,200)

Change in trade and other accounts payable (C)	(2,472)	1,304	458	52	3,600

Other operating activities (net)	579	(465)	619	1	1,100

Net cash provided by operating activities (A)	1,981	2,554	2,442	6,569	5,751

Investing activities:

Purchase of property, plant and equipment and intangibles (B)	(784)	(655)	(675)	(1,968)	(1,863)

Other investing activities (net)	(19)	(886)	1,184	(982)	2,758

Net cash (used in) / provided by investing activities	(803)	(1,541)	509	(2,950)	895

Financing activities:

Net proceeds / (payments) relating to payable to banks and long-term debt	592	389	(806)	1,360	(3,662)

Dividends paid to ArcelorMittal shareholders	—	(332)	(28)	(332)	(312)

Dividends paid to minorities (C)	(124)	(166)	(157)	(302)	(239)

Share buyback	(649)	(1,496)	(1,703)	(2,649)	(3,350)

Lease payments and other financing activities (net)	(38)	(46)	(46)	(132)	(345)

Net cash used in financing activities	(219)	(1,651)	(2,740)	(2,055)	(7,908)

Net increase / (decrease) in cash and cash equivalents	959	(638)	211	1,564	(1,262)

Cash and cash equivalents transferred from assets held for sale	—	—	—	—	3

Effect of exchange rate changes on cash	(451)	(367)	(9)	(814)	(68)

Change in cash and cash equivalents	508	(1,005)	202	750	(1,327)

Change in working capital (A + B + C)	(580)	(1,008)	(2,896)	(3,635)	(6,431)

Appendix 1: Product shipments by region1,2

(000’kt)	3Q 22	2Q 22	3Q 21	9M 22	9M 21

Flat	1,743	1,800	1,613	5,354	5,331

Long	676	748	770	2,081	2,349

NAFTA	2,339	2,453	2,280	7,248	7,381

Flat	1,519	1,643	1,523	4,909	4,635

Long	1,345	1,380	1,325	4,034	4,076

Brazil	2,837	3,003	2,829	8,877	8,661

Flat	4,978	5,705	5,333	16,636	17,697

Long	1,967	2,146	2,121	6,388	6,815

Europe	7,079	7,967	7,551	23,380	24,857

CIS	1,170	730	1,684	3,305	5,816

Africa	503	492	679	1,662	1,942

ACIS	1,675	1,218	2,367	4,964	7,763
Note: “Others and eliminations” are not presented in the table Appendix 2: Capital expenditures[1,2]
(USDm)	3Q 22	2Q 22	3Q 21	9M 22	9M 21

NAFTA	97	115	118	299	265

Brazil	154	123	102	367	241

Europe	242	211	231	640	809

ACIS	135	107	139	332	353

Mining	128	92	78	290	175

Total	784	655	675	1,968	1,863

Note: “Others” are not presented in the table

Appendix 3: Debt repayment schedule as of September 30, 2022

(USD billion)	2022	2023	2024	2025	2026	>2026	Total

Bonds	—	1.1	0.8	0.9	1.0	1.7	5.5

Commercial paper	0.9	—	—	—	—	—	0.9

Other loans	0.4	0.3	0.2	0.6	0.1	1.0	2.6

Total gross debt	1.3	1.4	1.0	1.5	1.1	2.7	9.0

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Sept 30, 2022	Jun 30, 2022	Dec 31, 2021

Short-term debt and current portion of long-term debt	2,580	2,719	1,913

Long-term debt, net of current portion	6,414	6,069	6,488

Total gross debt	8,994	8,788	8,401

Less: Cash and cash equivalents and restricted cash and other restricted funds	(5,067)	(4,565)	(4,371)

Net debt	3,927	4,223	4,030

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash, and short-term investments.

Capital expenditures: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

Foreign exchange and other net financing income / (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Gross debt: long-term debt and short-term debt.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Kt: refers to thousand metric tonnes.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents and restricted cash and other restricted funds.

Net interest expense: includes interest expense less interest income

Operating results: refers to operating income/(loss).

Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of Canada, Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions, and also includes Bosnia and Herzegovina captive iron ore mines. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e., increased spread between steel prices and raw material costs) or negative effect (i.e., a squeeze or decreased spread between steel prices and raw material costs).

Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

STIP: refers to short term incentive plan.

LTIP: refers to long term incentive plan.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes

1.

The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents net debt and change in working capital as additional measures to enhance the understanding of its financial position and provide additional information to investors and management with respect to the Company’s cash flows, capital structure and its credit assessment. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal’s financial information prepared in accordance with IFRS.

2.

Effective 2Q 2021, ArcelorMittal retrospectively amended its presentation of reportable segments. The results of each mine are accounted for within the steel segment that it primarily supplies. Summary of changes: NAFTA: all Mexico mines; Brazil: Andrade and Serra Azul mines; Europe: ArcelorMittal Prijedor mine (Bosnia and Herzegovina); ACIS: Kazakhstan and Ukraine mines; and Mining: only AMMC and Liberia iron ore mines.

3.	LTIF figures presented for 3Q 2022 of 0.54x, 2Q 2022 of 0.67x, 3Q 2021 of 0.76x, 9M 2022 of 0.63x and 9M 2021 of 0.80x exclude ArcelorMittal Italia (which was deconsolidated as from 2Q 2021 onwards).
4.

AMNS India is debottlenecking its operations (steel shop and rolling parts) to achieve capacity of 8.6Mt per annum by the end of 2024. AMNS India medium-term plans are to expand and grow initially to ~15Mt by early 2026 in Hazira (phase 1A) including automotive downstream and enhancements to iron ore operations, with estimated capital expenditures of ~$7.4 billion (for $0.8 billion for debottlenecking, $1.0 billion for downstream projects and $5.6 billion for upstream projects. Phase 1A plans include a CRM2 complex and galvanizing and annealing line, 2 blast furnaces, steel shop, HSM, ancillary equipment (including coke, sinter, networks, power, gas, oxygen plant etc.); and raw material handling. Start of BF2 expected in 2025 and BF3 in 2026. BF1 net capacity increase from 2Mtpa to 3Mtpa. There are further options to potentially grow to 20Mt per annum (Phase 1B). AMNS India has agreed to acquire port, power and other logistics and infrastructure assets in India from the Essar Group for a net value of ~$2.4bn. AMNS India has completed part of the power closing transaction on October 19, 2022 ($0.4 billion) whilst the remaining transaction closing is subject to the completion of certain corporate and regulatory approvals. In March 2021, AMNS India signed a Memorandum of Understanding (“MoU”) with the Government of Odisha in view of building an integrated steel plant with a 12Mtpa capacity in Kendrapara district of state Odisha. A pre-feasibility study report was submitted to the state government in 3Q 2021, and AMNS India is currently engaging with the government for further studies and clearances. Further options to build a 6Mtpa integrated steel plant are being assessed. The Thakurani mine is operating at full 5.5Mtpa capacity since 1Q 2021, while the second Odisha pellet plant was commissioned and started in September 2021, adding 6Mtpa for a total 20Mtpa of pellet capacity. In addition, in September 2021, AMNS India commenced operations at Ghoraburhani - Sagasahi iron ore mine in Odisha. The mine is set to gradually ramp up production to a rated capacity of 7.2Mtpa and contribute significantly to meeting AMNS India’s long-term raw material requirements.

5.

AMNS Calvert (“Calvert”) has plans to construct a new 1.5Mt EAF and caster is expected to be completed in 2023. The joint venture is to invest $775 million. Option to add a further 1.5Mt EAF at lower capital expenditure intensity is being studied.

6.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
7.

On December 19, 2018, ArcelorMittal signed a $5.5 billion Revolving Credit Facility, with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. On April 30, 2021, ArcelorMittal amended its $5.5 billion RCF to align with its sustainability and climate action strategy. As of September 30, 2022, the $5.5 billion revolving credit facility was fully available.

8.

XCarb™ is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb™ brand, we have launched three XCarb™ initiatives: the XCarb™ innovation fund, XCarb™ green steel certificates and XCarb™ recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as the reference. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.

9.

In addition to the AMNS India and Calvert joint ventures, the Company has important investments in China that provide valuable dividend streams and growth optionality. VAMA, our 50:50 joint venture with Hunan Valin, is a state-of-the-art facility focused on rolling steel for high-demanding applications in particular automotive. The business is performing well and plans to expand the current capacity by 40% to 2Mtpa over the next 2 years, financed from its own resources. The investment will allow VAMA to broaden its product portfolio and further enhance its competitiveness. This will in turn enable VAMA to meet the growing demand of high value add solutions from the Chinese automotive / new energy vehicle (NEV) market and propel it to be among the top automotive steel players in China by 2025. ArcelorMittal also owns a 37% interest in China Oriental, one of the largest H-Beam producers in China which has recently upgraded its asset portfolio and benefits from a strong balance sheet position.

10.

Other assets include the main listed investment of Erdemir (12%) at market value of $660 million, $688 million and $885 million as of September 30, 2022, June 30, 2022, and December 31, 2021, respectively.

11.

Segment “Other & eliminations”, operating result was an income of $92 million in 3Q 2022, as compared to a loss of $29 million in 2Q 2022 principally due to the decrease of the stock margin eliminations driven by the decrease during the quarter of the iron ore market price on intra-group stock sales between steel and mining businesses.

12.

Previously announced (to be updated at the full year 2022 results in February 2023) strategic capital expenditures envelope of $3.65 billion represents total to be spent on strategic projects in the period from 2021 to 2024. Specifically, $0.5 billion of the $3.65 billion has been spent through September 30, 2022. The full year 2022 capital expenditures guidance of $3.5 billion has been reduced by $0.7 billion from the previous guidance of $4.2 billion to reflect some moderate delays to certain strategic ($0.4 billion) and decarbonization ($0.1 billion) spending plans due to project mobilization/contractors which are now accelerating.

13.

Blast furnace No.6 (approximately 20% of total Kryvyi Rih capacity), was restarted on April 11, 2022 (to resume low levels of pig iron production). Iron ore production was temporarily suspended in 3Q 2022 (from ~55% capacity run rate in 2Q 2022). Iron ore production in Ukraine has restarted in early October 2022 at ~25% level.

14.

On March 30, 2022 Votorantim exercised the put option right it has under its shareholders’ agreement with the Company to sell its entire equity interest in ArcelorMittal Brasil to the Company, following the acquisition of Votorantim S.A.’s long steel business in Brazil in 2018, which became a wholly-owned subsidiary of ArcelorMittal Brasil. The exercise price is calculated pursuant to an agreed formula in the shareholders’ agreement which applies a 6x multiple of ArcelorMittal Brasil Longs Business EBITDA in the four immediately preceding calendar quarters from the date of the put option exercise (subject to certain adjustments, such as the exclusion of any unusual, infrequent or abnormal events) less an assumed net debt of BRL 6.2 billion times 15%. ArcelorMittal Brasil calculated the put option exercise price in the amount of $0.2 billion. Votorantim S.A. has indicated that it does not agree with ArcelorMittal Brasil’s calculation of the exercise price and filed a request for arbitration on September 28, 2022.

15.

Following a favorable and unappealable decision issued in May 2022 with respect to taxpayers’ right to register the Pis/Cofins credits over scrap purchases, ArcelorMittal Brasil recorded a gain in the amount of $0.2 billion for the previous periods.

16.

The Company has introduced a 50% increase in the short term incentive plan (STIP) link to safety performance (with fatalities acting as a circuit breaker); increased the safety target in STIP to 15% and long term incentive plan (LTIP) to 10%; and included ESG objectives in LTIP.

17.

On October 13, 2022, ArcelorMittal together with the governments of Canada and Ontario, broke ground on its CAD$1.8 billion investment decarbonization project at the ArcelorMittal Dofasco plant in Hamilton, Ontario, Canada. The governments of Canada and Ontario having committed CAD$400 million and CAD$500 million respectively to the overall project cost. The project will fundamentally change the way steel is made at ArcelorMittal Dofasco, transitioning the site to direct reduced iron-electric arc furnace steelmaking, which carries a considerably lower carbon footprint and removes coal from the ironmaking process. The new 2.5Mt capacity DRI furnace will initially operate on natural gas but will be constructed ‘hydrogen ready’ so it can transition to green hydrogen when a sufficient and cost-effective supply becomes available. The first onsite construction work will begin in January 2023. Construction on the new assets is currently expected to be completed in 2026, at which point a 12-18 month transition phase will begin with both steelmaking streams (BF-BOF and DRI-EAF) active. The transition is expected to be completed by 2028. In addition to the new DRI facility, the project also involves the construction of an EAF capable of producing 2.4 million tonnes of high-quality steel through ArcelorMittal Dofasco’s existing casting, rolling and finishing facilities. Modification of ArcelorMittal Dofasco’s existing EAF facility and continuous casters will also be undertaken to align productivity, quality and energy capabilities between all assets in the new footprint.

18.	September 30, 2020 was the inception date of the recent share buyback programs.
19.

In early November 2022, ArcelorMittal announced that it is preparing to reduce its activity at the Fos-sur-Mer site due to the slowdown in steel demand and the impact of energy prices. The Company expects a temporary shutdown of one of the site’s two blast furnaces as of December 2022.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.